FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA ANNOUNCES CLARIFYING AMENDMENT TO US$215 MILLION SECURED CONVERTIBLE LOAN WITH FINTECH

June 28, 2016, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that it entered into an amendment agreement to clarify the terms of the secured convertible loan agreement (the "Loan") previously entered into through its subsidiaries Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and ICA Promoción e Infraestructura, S.A.P.I. de C.V. (“ICAPI”, and together with CONOISA the “Borrowers”), with Fintech Europe S.A.RL. (“Fintech”), as lender, and ICA acting as guarantor. The amendment is intended to clarify the original intention of the parties that the loan also may be convertible into certificados de participacion ordinaria ("CPOs") or shares representative of the capital stock of ICA, as the case may be, representing up to 40% of the then fully-diluted capital stock of ICA, provided that the conversion option would be effective upon the receipt of certain regulatory and corporate approvals.  Although the loan might also be convertible into direct shares of certain of ICA's operational subsidiaries, as previously disclosed, ICA considers that providing Fintech with a conversion option at the holding company level allows ICA to avoid the dilution of its interest in certain of its operational subsidiaries if Fintech chooses to exercise its option, prior to June 16, 2019, to convert the Loan at the holding company level or by delivering shares of ICA's subsidiaries received as payment to ICA against delivery of CPOs or shares representative of the capital stock of ICA, as the case may be.

As previously disclosed, the Loan will be used to fund working capital and other investments required for the company to participate in new construction and future infrastructure projects.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, failure to comply with covenants contained in our debt agreements, developments in legal proceedings, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other laws affecting ICA’s businesses and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V., carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

For more information, please contact: Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3607	Pablo García pablo.garcia@ica.mx Chief Financial Officer In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer